UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2024

Commission File Number: 001-41263

Anghami Inc.

(Exact name of registrant as specified in its charter)

16th Floor, Al-Khatem Tower, WeWork Hub71
Abu Dhabi Global Market Square, Al Maryah Island, Abu Dhabi, United Arab Emirates

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Appointment of Mohammed Nazer to Board of Directors

Anghami Inc. (the “Company”) today announced the appointment of Mohammed Nazer to the Board of Directors of the Company. Mr. Nazer’s appointment to the Board of Directors was effective May 15, 2024. He is the Chief Financial Officer and Chief Investment Officer at Saudi Research and Media Group (“SRMG”). Prior to joining SRMG, he served as Executive Director at Goldman Sachs Saudi Arabia, and prior to that, he was part of J.P. Morgan’s Mergers and Acquisitions team in New York. Other prior experience includes positions at Jadwa Investment, Barclays Capital, and Proctor & Gamble. Mr. Nazer sits on the Board of Directors of the Saudi Printing and Packaging Company, Argaam Investment Company, and Thmanyah Company for Publishing and Distribution. Mr. Nazer has a Master of Business Administration from The Wharton School at the University of Pennsylvania and an undergraduate degree from New York University.

Mr. Nazer was appointed to the Board of Directors of the Company pursuant to the terms of that certain Director Designation Agreement, dated August 16, 2023, by and between the Company and SRMG. In connection with Mr. Nazer’s appointment, the Company and OSN Streaming Limited agreed that Mr. Nazer would serve as the remaining director to be mutually agreed by the Company and OSN Streaming Limited.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

ANGHAMI INC.
Date: June 6, 2024
	By:	/s/ Elias Habib
	Name:	Elias Habib
	Title:	Chief Executive Officer

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